Exhibit 99.1

Huami Corporation Reports Second Quarter 2020 Unaudited Financial Results

BEIJING, August 18, 2020 /PRNewswire/ — Huami Corporation (“Huami” or the “Company”) (NYSE: HMI) today reported revenue of RMB1.137 billion, or US$161.0 million; GAAP diluted net income per share of RMB0.05 (US$0.01), or GAAP diluted net income per ADS of RMB0.21 (US$0.03)  for the second quarter ended June 30, 2020.

“I am proud of our teams and our brands that generated revenue growth of 9.5% in the second quarter and 21.1% for the first half of 2020, with the challenges of the worldwide pandemic,” said Wang Huang, Chairman and CEO of Huami. “New products introduced in the first half of the year, including smartwatches, ear buds and other smart health devices helped our growth, although the pandemic did alter the magnitude of our and the industry’s growth.  Interest in our new smart health devices and the recent success in the application of our proprietary health data analysis tools for healthcare insurers and providers give us confidence in our strategy, growth and future guidance.”

Second Quarter 2020 Financial Summary

	For the Three Months Ended		For the Six Months Ended
GAAP In millions, except percentages and per share amounts	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Revenue RMB	1,137.3	1,038.7	2,225.7	1,838.3
Revenue USD	161.0	151.3	315.0	267.8
Gross Margin	22.3%	26.7%	22.4%	26.9%
Net income attributable to Huami Corporation RMB	13.3	89.4	32.5	164.6
Adjusted net income attributable to Huami Corporation RMB[1]	19.1	111.7	44.7	206.7

Diluted net income per share RMB	0.05	0.35	0.13	0.64
Diluted net income per ADS USD	0.03	0.20	0.07	0.37
Adjusted diluted net income per share RMB[2]	0.07	0.43	0.17	0.80
Adjusted diluted net income per ADS USD	0.04	0.25	0.10	0.47
Units Shipped	8.9	8.3	16.5	13.9

1  Adjusted net income attributable to Huami Corporation is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

2  Adjusted diluted net income is the abbreviation of Adjusted net income attributable to ordinary shareholders of Huami Corporation, which is a non-GAAP measure and excludes share-based compensation expenses attributable to ordinary shareholders of Huami Corporation, and is used as the numerator in computation of adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation.

Management’s Discussion and Analysis

Overview

Huami’s mission is to connect health with technology. Since its inception in 2013, Huami has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, and analytics services for industry.  Consumer health devices are sold through a number of partner and direct channels in more than 70 countries, at the end of the second quarter, 2020.  We market products utilizing our proprietary technology under own brand names, including Amazfit and Zepp. We also develop and manufacture under a preferred partner agreement for Xiaomi Corporation, which are sold under its own brand names, such as the Mi Band. We provide our proprietary technology to Timex for several of its smart watch offerings. To get full utility from our devices, consumers synchronize their devices  with our Amazfit app on their phones to track their biometric data and utilize intelligent algorithms to gain insights into their health or fitness.

Proprietary technology

In the second quarter, Huami announced the second generation of its proprietary artificial intelligence smart device chip, the Huangshan 2 which came to market 18 months after the introduction of the first generation in September 2018. At the same time, we announced the next generation of our proprietary biometric sensor and biometric algorithms that monitor a variety of health metrics. Leveraging internally developed advanced technology allows us to produce health and fitness focused products at price/feature points that consumers in many countries find attractive. New products employing the Huangshan 2 chip are planned to become available in the first quarter of 2021. New products added to our offerings in the first half of 2020 include several new smart watches and fitness bands, smart ear buds, and a collapsible treadmill.

Revenue

Total units shipped reached 8.9 million, compared with 8.3 million in the second quarter of 2019, a 7.2% increase.  Second quarter revenues reached RMB1,137.3 million (US$161.0 million), representing an increase of 9.5% from the second quarter of 2019.  The increase in the quarter was driven by sales both through Xiaomi and Huami’s self-branded wearable products.  New products, such as ear buds, demonstrated early consumer acceptance.

Both sequential and year-over-year quarterly revenue changes can be affected by seasonality of  purchase patterns globally, as well as by timing of new product introductions.  For example, in the second quarter 2020, the company’s shipments of Xiaomi wearable products were in a transition period with the launch of the Mi Band 5 in late June. We expect our business cooperation with Xiaomi to continue in the future.

Covid-19 Impact

Covid-19 continued to have a significant negative affect on retail sales in all areas of the world, and in most product categories, through the second quarter.  For example, although China recovered and opened many retail establishments midway through the second quarter, a number of Asian retailers reported that shoppers were slow to return, depressing second quarter results.  In the Americas and Europe, continued or resurging Covid infection rates kept many stores closed, and also kept many shoppers out of the stores. Many retailers reduced inventories and orders during the second quarter.  These all affected our second quarter results.

Production delays due to the pandemic that slowed manufacture of products in the first quarter have been resolved, with minimal lingering impacts in the second quarter.

Looking forward, Huami is working with its channel partners flexibly as they reevaluate or change their market strategies, such as shifting focus to online sales and on-demand retail models.  While Huami has several direct online sales channels, the vast majority of our revenue flows through these retail partner channels.

Before the pandemic hit, industry expectations were for strong demand and continued growth for smart health technology for many years.  Aside from the disruption and re-setting of consumer purchasing method choices, we see no evidence to indicate that megatrend has been materially changed.  Whether by personal choice or by encouragement from those who pay for our care, the world is increasingly focused on improving health.  In the nearer term, with all the reports of people gaining weight during lockdowns, we think there may be upticks in demand for smart health technology in different geographies as people refocus on their health.

In addition, the company is engaged in research and development related to detection of Covid-19 infection signals through its internal R&D team, as well as with some of its university research partners.

Gross Margin

Gross margin in the second quarter 2020 was 22.3%, compared with 26.7% in the year-ago second quarter. Gross margin and gross profit are affected by product mix as different products have different margin contributions, and these can change over the life of a product.  In the second quarter 2020, total gross margin was positively affected by a higher percentage of Huami-branded products, offset by higher quantities of lower margin products shipped to Xiaomi, and, by discount promotions for some older products in the transition to the new Mi Band 5.

Research & Development

Second quarter 2020 R&D expense was RMB117.2 million, increasing 25% year-over year, and comprised 10.3% of revenue, compared to 9.0% in the year-ago second quarter, reflecting personnel additions and expansion of R&D activities for future products and new product categories, including consumer products and analytics solutions for industry, such as new products expected to be launched in the second half of 2020.  Second quarter R&D expense was down 1% sequentially from the first quarter 2020.

The company believes that smart R&D investment is key to its ability to more rapidly develop and bring to market new smart devices and analytics for consumers and industry. The company expects to continue to make these investments in its future despite the challenges posed by the Covid-19 pandemic.

Sales & Marketing

Sales and Marketing expense for the second quarter 2020 was RMB71.3 million, increasing 76.6% year-over-year, and comprised 6.3% of revenue, compared to 3.9% in the year-ago quarter. Sales and Marketing expense is higher in 2020 reflecting the company’s focus on expanding international markets outside of China for its own Amazfit-branded products, including increases in advertising and promotional expenses for self-branded products during holiday sales and promotional events and growth in personnel-related expenses. In June, we organized our first AI Innovation convention to present our current research result to the public and opened our first Amazfit offline retail store in Beijing to offer domestic consumers the opportunity to have a first-hand in person experience with our products.

General & Administrative

Second quarter 2020 General and Administrative expense was RMB55.4 million, increasing 8.6% year-over-year, and comprised 4.9% of revenue, the same as the 2019 second quarter. The 10.4% increase in first-half G&A expense in 2020 compared to 2019 reflects primarily the increase in exchange rate fluctuations, professional fees for business management, and depreciation and amortization expenses, offset by the decrease of share-based compensation.

Operating Income and Expenses

Total Operating Expense for the second quarter 2020 was RMB244.0 million, up 31.7% from the year-ago quarter, reflecting the investments in R&D, Sales and Marketing and G&A described in the preceding sections.  Total operating expense represented 21.5% of revenue in the second quarter 2020 compared to 17.8% in the year-ago quarter, and 20.6% in Q1 2020.

Operating Income for the second quarter 2020 was RMB9.4 million, down 89.8% from RMB92.1 million in the year-ago quarter, driven primarily by the year-over-year increases of 76.6% in Sales & Marketing expense and 25.0% in R&D expense.

Liquidity and Capital Resources

At June 30, 2020, the Company had cash and cash equivalents of RMB2,649.2 million (US$375.0 million), compared with RMB1,803.1 million as of December 31, 2019.

Second Quarter Operational Highlights

“In the first half of 2020, we expanded the breadth of our product offerings,” added Huang. “Our first half results reflect our strong brand recognition, effective sales and marketing strategy and superior value proposition. In the first quarter, Amazfit branded products ranked fifth in global shipment volume according to IDC’s quarterly report and registered triple digit unit sales growth in the US, Western Europe, and Southeast Asia.  And in the second quarter, our overseas shipments held their ground in recovering global markets with international versions of our products accounting for 47.9% of total unit shipments. Another achievement in the second quarter was that we successful launched Mi-band 5, the fifth generation in the popular product line, with strong early sales momentum. We are also very excited with the upcoming release of our new brand, Zepp, by which we target a more premier market and expect to broaden our customer base substantially.

“These product launches are part of our continuous execution on our mission, ‘Connect Health with Technology.’ In July, Huami’s wholly owned subsidiary, PAI Health, announced an agreement with Prudential Corporation Asia to incorporate PAI Health’s science-backed activity metric into Prudential’s Pulse digital health app. This will provide new actionable heart health insights to Prudential members across 11 markets in Asia.

“While the first half of 2020 was a challenging period for all of us, we are proud of our performance in smart wearable product shipments, and the strong execution of our health service strategy. We are confident that our device shipment volume will continue to climb in the second half of the year and we look forward to delivering value to all of our stakeholders,” concluded Mr. Huang.

Outlook

For the third quarter of 2020, the management of the Company currently expects:

•                  Net revenues to be between RMB2.1 billion and RMB2.15 billion, which would represent an increase of approximately 12.9% to 15.6% from RMB1.86 billion in the third quarter of 2019.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 8:00 a.m. Eastern Standard Time on Tuesday, August 18, 2020 (8:00 p.m. Beijing Time on August 18, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Huami Corporation.”

Additionally, a live and archived webcast of the conference call will be available at http://www.huami.com/investor.

A telephone replay will be available one hour after the call until August 25, 2020 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10146949

About Huami Corporation

Huami’s mission is to connect health with technology. Since its inception in 2013, Huami has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health products for consumers, and analytics services for industry. In 2019, Huami shipped 42.3 million units of smart wearable devices, including its own Amazfit brand, and products developed and manufactured for Xiaomi and Timex, comprising 26% of global category shipments3. Huami Corporation is based in Hefei, China, with U.S. operations, Huami-USA, based in Cupertino, Calif. For more information, please visit https://www.huami.com/investor/pages/company-profile.

3   IDC, Correcting and Replacing Shipments of Wearable Devices, 3/10/20

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income attributable to ordinary shareholders of Huami Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to ordinary shareholders of Huami Corporation, and is used as the numerator in computation of adjusted net income per share attributable to ordinary shareholders of Huami Corporation .

We believe that adjusted net income and adjusted net income attributable to ordinary shareholders help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income and net income attributable to ordinary shareholders. We believe that adjusted net income and adjusted net income attributable to ordinary shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income and adjusted net income attributable to ordinary shareholders, should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income and adjusted net income attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.0651 to US$1.00, the effective noon buying rate for June 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2020, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Huami Corporation

Grace Yujia Zhang

E-mail: ir@huami.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: huami@tpg-ir.com

In the United States:

Huami Corporation

Brad Samson

Tel: 1+714-955-3951

E-mail: brad.samson@huami-usa.com

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2019	2020
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,803,117	2,649,185	374,968
Restricted cash	874	2,304	326
Term deposit	—	7,065	1,000
Accounts receivable	188,940	136,039	19,255
Amounts due from related parties, current	1,421,170	645,920	91,424
Inventories	893,806	840,224	118,926
Short-term investments	17,187	17,805	2,520
Prepaid expenses and other current assets	67,358	61,315	8,678
Total current assets	4,392,452	4,359,857	617,097

Property, plant and equipment, net	64,350	96,372	13,641
Intangible asset, net	85,753	123,498	17,480
Goodwill[4]	5,930	73,619	10,420
Long-term investments	406,099	314,635	44,534
Deferred tax assets	102,649	124,598	17,636
Other non-current assets	8,828	15,834	2,241
Non-current operating lease right-of-use assets	108,682	92,001	13,022
Total assets	5,174,743	5,200,414	736,071

4  In June 2020, the Company purchase the 100% equity interest of PAI Health, Inc. (“PAI”) with a preliminary total consideration of RMB102.5 million. Under the preliminary consideration, the Company recognized RMB67.7 million provisional amount as goodwill.

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2019	2020
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	1,999,951	1,176,344	166,501
Advance from customers	44,793	42,752	6,051
Amount due to related parties, current	14,769	16,116	2,281
Accrued expenses and other current liabilities	352,249	254,353	36,001
Income tax payables	67,854	26,578	3,762
Notes payable	2,184	—	—
Bank borrowings	—	881,436	124,759
Total current liabilities	2,481,800	2,397,579	339,355
Deferred tax liabilities	5,399	11,689	1,654
Other non-current liabilities	113,596	174,509	24,700
Non-current operating lease liabilities	76,360	63,937	9,050
Total liabilities	2,677,155	2,647,714	374,759

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2019	2020
	RMB	RMB	US$
Equity
Ordinary shares	155	155	22
Additional paid-in capital	1,478,902	1,491,115	211,054
Accumulated retained earnings	910,612	943,087	133,485
Accumulated other comprehensive income	111,081	121,920	17,257
Total Huami Corporation shareholders’ equity	2,500,750	2,556,277	361,818
Non-controlling interests	(3,162)	(3,577)	(506)
Total equity	2,497,588	2,552,700	361,312
Total liabilities and equity	5,174,743	5,200,414	736,071

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2019	2020
	RMB	RMB	US$
Revenues	1,038,715	1,137,274	160,971
Cost of revenues	761,421	883,891	125,107
Gross profit	277,294	253,383	35,864
Operating expenses:
Selling and marketing	40,405	71,342	10,098
General and administrative	51,030	55,423	7,845
Research and development	93,751	117,207	16,590
Total operating expenses	185,186	243,972	34,533
Operating income	92,108	9,411	1,331
Other income and expenses:
Interest income	4,803	13,667	1,934
Other income, net	4,351	1,137	161
Income before income tax	101,262	24,215	3,426
Income tax expenses	(12,352)	(2,486)	(352)
Income before loss from equity method investments	88,910	21,729	3,074
Loss from equity method investments	(265)	(7,611)	(1,077)
Net income	88,645	14,118	1,997
Less: Net (loss) income attributable to non-controlling interest	(719)	811	115
Net income attributable to Huami Corporation	89,364	13,307	1,882
Less: Undistributed earnings allocated to participating nonvested restricted shares	190	—	—
Net income attributable to ordinary shareholders of Huami Corporation	89,174	13,307	1,882
Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	0.37	0.05	0.01
Diluted income per ordinary share	0.35	0.05	0.01

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS — basic	1.46	0.21	0.03
ADS — diluted	1.39	0.21	0.03

Weighted average number of shares used in computing net income per share
Ordinary share — basic	243,596,530	247,828,507	247,828,507
Ordinary share — diluted	257,455,618	259,364,320	259,364,320

HUAMI CORPORATION
Reconciliation of GAAP and Non-GAAP Results
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2019	2020
	RMB	RMB	US$
Net income attributable to Huami Corporation	89,364	13,307	1,882
Share-based compensation expenses	22,355	5,835	826
Adjusted net income attributable to Huami Corporation	111,719	19,142	2,708

	For the Three Months Ended June 30,
	2019	2020
	RMB	RMB	US$
Net income attributable to ordinary shareholders of Huami Corporation	89,174	13,307	1,882
Share-based compensation expenses attributable to ordinary shareholders of Huami Corporation	22,307	5,835	826
Adjusted net income attributable to ordinary shareholders of Huami Corporation[2]	111,481	19,142	2,708

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	0.46	0.08	0.01
Adjusted diluted income per ordinary share	0.43	0.07	0.01

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS — basic	1.83	0.31	0.04
ADS — diluted	1.73	0.30	0.04

Weighted average number of shares used in computing net income per share
Ordinary share — basic	243,596,530	247,828,507	247,828,507
Ordinary share — diluted	257,455,618	259,364,320	259,364,320

Share-based compensation expenses included are follows:
Cost of revenues	37	(61)	(9)
Selling and marketing	1,579	632	89
General and administrative	14,973	3,833	543
Research and development	5,766	1,431	203
Total	22,355	5,835	826

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2019	2020
	RMB	RMB	US$
Revenues	1,838,311	2,225,735	315,032
Cost of revenues	1,343,554	1,727,792	244,553
Gross profit	494,757	497,943	70,479
Operating expenses:
Selling and marketing	62,588	126,185	17,860
General and administrative	96,322	106,306	15,047
Research and development	166,131	235,543	33,339
Total operating expenses	325,041	468,034	66,246
Operating income	169,716	29,909	4,233
Other income and expenses:
Interest income	12,293	21,338	3,020
Other income (expenses), net	4,813	(8,018)	(1,135)
Gain from fair value change of long-term investment	—	1,293	183
Income before income tax	186,822	44,522	6,301
Income tax expenses	(23,034)	(4,519)	(640)
Income before loss from equity method investments	163,788	40,003	5,661
Loss from equity method investments	(231)	(7,943)	(1,124)
Net income	163,557	32,060	4,537
Less: Net loss attributable to non-controlling interest	(1,091)	(415)	(59)
Net income attributable to Huami Corporation	164,648	32,475	4,596
Less: Undistributed earnings allocated to participating nonvested restricted shares	1,425	—	—
Net income attributable to ordinary shareholders of Huami Corporation	163,223	32,475	4,596
Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	0.68	0.13	0.02
Diluted income per ordinary share	0.64	0.13	0.02

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS — basic	2.71	0.52	0.07
ADS — diluted	2.56	0.50	0.07

Weighted average number of shares used in computing net income per share
Ordinary share — basic	240,817,983	247,742,838	247,742,838
Ordinary share — diluted	255,237,925	259,456,193	259,456,193

HUAMI CORPORATION
Reconciliation of GAAP and Non-GAAP Results
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2019	2020
	RMB	RMB	US$
Net income attributable to Huami Corporation	164,648	32,475	4,596
Share-based compensation expenses	42,088	12,213	1,728
Adjusted net income attributable to Huami Corporation	206,736	44,688	6,324

	For the Six Months Ended June 30,
	2019	2020
	RMB	RMB	US$
Net income attributable to ordinary shareholders of Huami Corporation	163,223	32,475	4,596
Share-based compensation expenses attributable to ordinary shareholders of Huami Corporation	41,724	12,213	1,728
Adjusted net income attributable to ordinary shareholders of Huami Corporation[2]	204,947	44,688	6,324

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	0.85	0.18	0.03
Adjusted diluted income per ordinary share	0.80	0.17	0.02

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS — basic	3.40	0.72	0.10
ADS — diluted	3.21	0.69	0.10

Weighted average number of shares used in computing net income per share
Ordinary share — basic	240,817,983	247,742,838	247,742,838
Ordinary share — diluted	255,237,925	259,456,193	259,456,193

Share-based compensation expenses included are follows:
Cost of revenues	39	(54)	(8)
Selling and marketing	1,910	1,264	179
General and administrative	32,409	7,930	1,122
Research and development	7,730	3,073	435
Total	42,088	12,213	1,728